UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __ )*

WMIH CORP.
(Name of Issuer)
Common Stock, par value $0.00001 per share
(Title of Class of Securities)
92936P100
(CUSIP Number)
January 1, 2016
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

[X] Rule 13d-1(b)

[   ] Rule 13d-1(c)

[   ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 92936P100
(1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only):
Appaloosa LP
(2) Check the Appropriate Box if a Member of a Group (See Instructions)		(a) [ ]
		(b) [ ]

(3) SEC Use Only
(4) Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	(5) Sole Voting Power:	0
	(6) Shared Voting Power:	16,902,465
	(7) Sole Dispositive Power:	0
	(8) Shared Dispositive Power:	16,902,465

(9) Aggregate Amount Beneficially Owned by Each Reporting Person:		16,902,465
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): N/A
(11) Percent of Class Represented by Amount in Row (9):		8.2%*
(12) Type of Reporting Person (See Instructions): PN

* Based on 206,168,035 shares outstanding as of November 2, 2016 as set forth in the Issuer’s Quarterly Report on Form 10-Q (No. 001-14667) filed with the Securities and Exchange Commission on November 6, 2015.

CUSIP NO. 92936P100
(1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only):
Appaloosa Investment Limited Partnership I
(2) Check the Appropriate Box if a Member of a Group (See Instructions)		(a) [ ]
		(b) [ ]

(3) SEC Use Only
(4) Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	(5) Sole Voting Power:	0
	(6) Shared Voting Power:	7,327,124
	(7) Sole Dispositive Power:	0
	(8) Shared Dispositive Power:	7,327,124

(9) Aggregate Amount Beneficially Owned by Each Reporting Person:		7,327,124
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): N/A
(11) Percent of Class Represented by Amount in Row (9):		3.6%*
(12) Type of Reporting Person (See Instructions): PN

* Based on 206,168,035 shares outstanding as of November 2, 2016 as set forth in the Issuer’s Quarterly Report on Form 10-Q (No. 001-14667) filed with the Securities and Exchange Commission on November 6, 2015.

CUSIP NO. 92936P100
(1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only):
Palomino Master Ltd.
(2) Check the Appropriate Box if a Member of a Group (See Instructions)		(a) [ ]
		(b) [ ]

(3) SEC Use Only
(4) Citizenship or Place of Organization: British Virgin Islands
Number of Shares Beneficially Owned By Each Reporting Person With	(5) Sole Voting Power:	0
	(6) Shared Voting Power:	9,575,341
	(7) Sole Dispositive Power:	0
	(8) Shared Dispositive Power:	9,575,341

(9) Aggregate Amount Beneficially Owned by Each Reporting Person:		9,575,341
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): N/A
(11) Percent of Class Represented by Amount in Row (9):		4.6%*
(12) Type of Reporting Person (See Instructions): CO

* Based on 206,168,035 shares outstanding as of November 2, 2016 as set forth in the Issuer’s Quarterly Report on Form 10-Q (No. 001-14667) filed with the Securities and Exchange Commission on November 6, 2015.

CUSIP NO. 92936P100
(1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only):
Appaloosa Management L.P.
(2) Check the Appropriate Box if a Member of a Group (See Instructions)		(a) [ ]
		(b) [ ]

(3) SEC Use Only
(4) Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	(5) Sole Voting Power:	0
	(6) Shared Voting Power:	7,327,124
	(7) Sole Dispositive Power:	0
	(8) Shared Dispositive Power:	7,327,124

(9) Aggregate Amount Beneficially Owned by Each Reporting Person:		7,327,124
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): N/A
(11) Percent of Class Represented by Amount in Row (9):		3.6%*
(12) Type of Reporting Person (See Instructions): PN

* Based on 206,168,035 shares outstanding as of November 2, 2016 as set forth in the Issuer’s Quarterly Report on Form 10-Q (No. 001-14667) filed with the Securities and Exchange Commission on November 6, 2015.

CUSIP NO. 92936P100
(1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only):
Appaloosa Partners Inc.
(2) Check the Appropriate Box if a Member of a Group (See Instructions)		(a) [ ]
		(b) [ ]

(3) SEC Use Only
(4) Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	(5) Sole Voting Power:	0
	(6) Shared Voting Power:	7,327,124
	(7) Sole Dispositive Power:	0
	(8) Shared Dispositive Power:	7,327,124

(9) Aggregate Amount Beneficially Owned by Each Reporting Person:		7,327,124
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): N/A
(11) Percent of Class Represented by Amount in Row (9):		3.6%*
(12) Type of Reporting Person (See Instructions): CO

* Based on 206,168,035 shares outstanding as of November 2, 2016 as set forth in the Issuer’s Quarterly Report on Form 10-Q (No. 001-14667) filed with the Securities and Exchange Commission on November 6, 2015.

CUSIP NO. 92936P100
(1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only):
David A. Tepper
(2) Check the Appropriate Box if a Member of a Group (See Instructions)		(a) [ ]
		(b) [ ]

(3) SEC Use Only
(4) Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned By Each Reporting Person With	(5) Sole Voting Power:	0
	(6) Shared Voting Power:	16,902,465
	(7) Sole Dispositive Power:	0
	(8) Shared Dispositive Power:	16,902,465

(9) Aggregate Amount Beneficially Owned by Each Reporting Person:		16,902,465
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): N/A
(11) Percent of Class Represented by Amount in Row (9):		8.2%*
(12) Type of Reporting Person (See Instructions): IN

* Based on 206,168,035 shares outstanding as of November 2, 2016 as set forth in the Issuer’s Quarterly Report on Form 10-Q (No. 001-14667) filed with the Securities and Exchange Commission on November 6, 2015.

EXPLANATORY NOTE

This statement on Schedule 13G (this “Schedule 13G”) reports the amounts of common stock, par value $0.00001 per share (the “Common Stock”), of WMIH Corp., a Delaware corporation (the “Issuer”), beneficially owned by the Reporting Persons (as defined below) as of January 1, 2016. As a result of an internal reorganization completed by the Reporting Persons, effective as of January 1, 2016 (the “Reorganization”), the following transactions, among others, have occurred:

•	Thoroughbred Fund L.P., a Delaware limited partnership, has transferred all of its interests in the Common Stock to AILP (as defined below) and has ceased operations;

•	Palomino Fund Ltd., a British Virgin Islands company, has transferred all of its interests in the Common Stock to Palomino Master (as defined below);

•	Thoroughbred Master Ltd., a British Virgin Islands company, has transferred all of its interests in the Common Stock to Palomino Master and has ceased operations;

•	AMLP (as defined below) has ceased to be the investment adviser to AILP, though AMLP will remain the general partner of AILP; and

•	ALP (as defined below) has become the investment adviser to AILP and Palomino Master.

The pre-Reorganization beneficial ownership of the Common Stock was previously reported in the statement on Schedule 13G (the “Prior Filing”) filed by AMLP, on February 12, 2016. This Schedule 13G constitutes an initial filing for certain of the Reporting Persons named herein, in order to report the post-Reorganization beneficial ownership of the Common Stock as of January 1, 2016. Concurrently with the filing of this Schedule 13G, AMLP has filed a separate amendment to the Prior Filing, as an exit filing for certain of the reporting persons named therein. Going forward, any changes to the beneficial ownership of the Common Stock held by the Reporting Persons would be reported as an amendment to this Schedule 13G and not to the Prior Filing.

Item 1(a). Name Of Issuer:
WMIH Corp.
Item 1(b). Address of Issuer’s Principal Executive Offices:
800 Fifth Avenue, Suite 4100 Seattle, Washington 98104
Item 2(a). Name of Person Filing:

This statement is being filed by and on behalf of Appaloosa LP (“ALP”), Appaloosa Investment Limited Partnership I (“AILP”), Palomino Master Ltd. (“Palomino Master”), Appaloosa Management L.P. (“AMLP”), Appaloosa Partners Inc. (“API”) and David A. Tepper (“Mr. Tepper” and, together with ALP, AILP, Palomino Master, AMLP and API, the “Reporting Persons”). ALP serves as investment adviser to AILP and Palomino Master. AMLP is the general partner of AILP. API is the general partner of, and Mr. Tepper owns a majority of the limited partnership interest in, AMLP. Mr. Tepper is the sole stockholder and president of API and the controlling stockholder and president of Appaloosa Capital, Inc. (“ACI”). ACI is the general partner of, and Mr. Tepper owns a majority of the limited partnership interests in, ALP.

Item 2(b). Address of Principal Business Office or, if None, Residence:

The business address of ALP is Appaloosa LP, 51 John F. Kennedy Parkway, Short Hills, New Jersey 07078. The business address of each of AILP and Palomino Master is c/o Appaloosa LP, 51 John F. Kennedy Parkway, Short Hills, New Jersey 07078. The business address of AMLP is Appaloosa Management L.P., 404 Washington Avenue, Suite 810, Miami, Florida 33139. The business address of each of API and Mr. Tepper is c/o Appaloosa Management L.P., 404 Washington Avenue, Suite 810, Miami, Florida 33139.

Item 2(c). Citizenship:

ALP is a Delaware limited partnership. AILP is a Delaware limited partnership. Palomino Master is a British Virgin Islands company. AMLP is a Delaware limited partnership. API is a Delaware corporation. Mr. Tepper is a citizen of the United States.

Item 2(d). Title of Class of Securities:
Common stock, par value $0.00001 per share
Item 2(e). CUSIP No.:
92936P100

Item 3. If This Statement Is Filed Pursuant to §240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:
(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	[X]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
(j)	[ ]	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(K)
Item 4. Ownership.
(a)	See Item 9 of the cover pages to this Schedule 13G.
(b)	See Item 11 of the cover pages to this Schedule 13G.
(c)	See Items 5 through 8 of the cover pages to this Schedule 13G.
Item 5. Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: [ ].
Item 6. Ownership of More Than Five Percent on Behalf of Another Person.
Not Applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
Not Applicable.
Item 8. Identification and Classification of Members of the Group.
Not Applicable.
Item 9. Notice of Dissolution of Group.
Not Applicable.

Item 10. Certifications:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2016	APPALOOSA INVESTMENT LIMITED PARTNERSHIP I By: APPALOOSA LP, Its Investment Adviser By: APPALOOSA CAPITAL INC., Its General Partner

	By:	/s/ David A. Tepper
Name: David A. Tepper
Title: President

PALOMINO MASTER LTD. By: APPALOOSA LP., Its Investment Adviser By: APPALOOSA CAPITAL INC., Its General Partner

	By:	/s/ David A. Tepper
Name: David A. Tepper
Title: President

APPALOOSA MANAGEMENT L.P. By: APPALOOSA PARTNERS INC., Its General Partner

By:	/s/ David A. Tepper
Name: David A. Tepper
Title: President

 [Signature Pages to Schedule 13G]

APPALOOSA PARTNERS INC.

By:	/s/ David A. Tepper
Name: David A. Tepper
Title: President

APPALOOSA LP By: APPALOOSA CAPITAL INC., Its General Partner

By:	/s/ David A. Tepper
Name: David A. Tepper
Title: President

APPALOOSA PARTNERS INC.

By:	/s/ David A. Tepper
Name: David A. Tepper
Title: President

/s/ David A. Tepper
David A. Tepper

Attention: Intentional misstatements or omissions of fact constitute
Federal criminal violations (See 18 U.S.C. 1001).

 [Signature Pages to Schedule 13G]

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned agree that the foregoing statement on Schedule 13G (including any and all amendments thereto) is being filed with the Securities and Exchange Commission on behalf of each of the undersigned pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings.

[Signature pages follow.]

Dated: February 12, 2016	APPALOOSA LP By: APPALOOSA CAPITAL INC., Its General Partner

	By:	/s/ David A. Tepper
Name: David A. Tepper
Title: President

/s/ David A. Tepper
David A. Tepper

APPALOOSA INVESTMENT LIMITED PARTNERSHIP I By: APPALOOSA LP, Its Investment Adviser By: APPALOOSA CAPITAL INC., Its General Partner

By:	/s/ David A. Tepper
Name: David A. Tepper
Title: President

PALOMINO MASTER LTD. By: APPALOOSA LP, Its Investment Adviser By: APPALOOSA CAPITAL INC., Its General Partner

By:	/s/ David A. Tepper
Name: David A. Tepper
Title: President

[Signature pages To Joint Filing Agreement]

APPALOOSA MANAGEMENT L.P. By: APPALOOSA PARTNERS INC., Its General Partner

By:	/s/ David A. Tepper
Name: David A. Tepper
Title: President

APPALOOSA PARTNERS INC.

By:	/s/ David A. Tepper
Name: David A. Tepper
Title: President

/s/ David A. Tepper
David A. Tepper

[Signature pages To Joint Filing Agreement]